Exhibit 2(b)

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

ASE Technology Holding Co., Ltd. (“ASEH,” the “Company,” “we,” “us” or “our”) had the following securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Shares, par value NT$10.00 each	ASX	The New York Stock Exchange*

*	Traded in the form of American Depositary Receipts evidencing American Depositary Shares (the “ADSs”), each representing two common shares of ASE Technology Holding Co., Ltd.

Capitalized terms used but not defined herein have the meanings given to them in ASEH’s annual report on Form 20-F.

COMMON SHARES

Except as otherwise stated, set forth below is information relating to ASEH’s common shares, including brief summaries of the relevant provisions of our Articles of Incorporation, as currently in effect, and of the R.O.C. Company Law and related legislation.

General

Our authorized share capital under our Articles of Incorporation is NT$55 billion, divided into 5.5 billion common shares with a face value of NT$10.0 per share. Stock options worth of NT$4 billion are set aside for employee subscription.

Register of Shareholders and Record Dates

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Register of Shareholders and Record Dates.”

Transfer of Common Shares

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Transfer of Common Shares.”

Dividends and Distributions

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Dividends and Distributions.”

Voting Rights

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Voting Rights.”

Other Rights of Shareholders

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Other Rights of Shareholders.”

Preemptive Rights

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Preemptive Rights.”

Acquisition of Common Shares by ASEH

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Acquisition of Common Shares by ASEH.”

Liquidation Rights

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Liquidation Rights.”

Transfer Restrictions

See “Item 10. Additional Information —ARTICLES OF INCORPORATION —Transfer Restrictions.”

AMERICAN DEPOSITARY SHARES

We have appointed Citibank, N.A. as the depositary bank for the American Depositary Shares pursuant to a deposit agreement (the “Deposit Agreement”). A copy of the Form of Deposit Agreement is on file with the SEC as exhibit 2(a) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2019. You may obtain a copy of the Form of Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Citibank, N.A. when acting as depositary bank for the American Depositary Shares is referred to as the “depositary bank” or as the “Depositary.” Citibank, N.A.’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The American Depositary Shares are referred to as “ADSs” and represent ownership interests in securities that are on deposit with the Depositary. The ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The Depositary has appointed Citibank Taiwan Ltd., located at 9F, No. 16 Nanking East Road, Section 4, Taipei 10553, Taiwan, R.O.C. as custodian to safe keep the securities on deposit.

The following is a summary description of the material terms of ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the Deposit Agreement and not by this summary. We urge you to review the Deposit Agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the Deposit Agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, two common shares that are on deposit with the Depositary and/or the custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the Depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the Depositary may agree to change the ADS-to-common share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the Depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the Depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the Deposit Agreement be vested in the beneficial owners of the ADSs. The Depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of the ADSs may or may not be the holder of ADSs. Beneficial owners of the ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the Depositary, and the Depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the Deposit Agreement.

If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that evidences your ADSs. The Deposit Agreement and the ADR specify the rights and obligations of as well as your rights and obligations as owner of ADSs and those of the Depositary. As an ADS holder you appoint the Depositary to act on your behalf in certain circumstances. The Deposit Agreement and the ADRs are governed by New York law. However, our obligation to the holders of common shares will continue to be governed by R.O.C. laws, which may be different from the laws in the United States. In addition, we note that R.O.C. law and regulations may restrict the deposit and withdrawal of the common shares into or from the depositary receipt facilities.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the Depositary’s services are made available to you. As an owner of the ADSs, you may hold your ADSs by means of a ADR registered in your name, or through a brokerage or safekeeping account, or through an account established by the Depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the Depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the Depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the Depositary to the holders of the ADSs. The direct registration system includes automated transfers between the Depositary and DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of a ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the common shares in the name of the Depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the Depositary or the custodian the record ownership in the applicable common shares with the beneficial ownership rights and interests in such common shares being at all times vested with the beneficial owners of the ADSs representing the common shares. The Depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to R.O.C. law and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The Depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the Depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the Depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the Depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional common shares, we will give prior notice to the Depositary and we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs.

The Depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the Depositary; or

•	It is not reasonably practicable to distribute the rights.

The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional common shares, it will give prior notice thereof to the Depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The Depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the Deposit Agreement. In such case, the Depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the R.O.C. would receive upon failing to make an election, as more fully described in the Deposit Agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, it will notify the Depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the Depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the Deposit Agreement, the Depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.

The Depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the Depositary; or

•	The Depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, it will notify the Depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the Deposit Agreement, the Depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the common shares being redeemed against payment of the applicable redemption price. The Depositary will convert the redemption funds received into U.S. dollars upon the terms of the Deposit Agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the Depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the Depositary may determine.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the Deposit Agreement, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The Depositary may in such circumstances deliver new ADSs to you, amend the Deposit Agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the common shares. If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Shares

Subject to limitations set forth in the Deposit Agreement, the Depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The Depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian and you provide the applicable deposit certification. Your ability to deposit common shares and receive ADSs may be limited by U.S. and R.O.C. legal considerations applicable at the time of deposit.

Under the laws and regulations of the R.O.C., as currently in effect, without obtaining regulatory approval from the FSC, no common shares may be accepted for deposit and no ADSs may be issued under the terms of the Deposit Agreement except in the following circumstances:

(1)	upon a stock dividend on, or a free distribution of, common shares to existing shareholders;

(2)	upon the exercise by existing shareholders of their preemptive rights in connection with capital increases for cash;

(3)

subject in each case to receipt of all applicable approvals in the R.O.C., the issuance of common shares by us to holders of bonds in connection with the exercise of conversion rights of such bond holders; and

(4)

as permitted under the Deposit Agreement, the purchase directly by a person or through the depositary of common shares on the TWSE or the delivery by any person of common shares held by such person for deposit in the depositary receipt facility, provided that the total number of ADSs outstanding after an issuance described in clause (4) does not exceed the number of ADSs issued and previously approved by the FSC in connection with the offering plus any ADSs created under clauses (1), (2) and (3) described above; provided that the Depositary will refuse to accept common shares for deposit under clause (4) if such deposit is not permitted under any restriction notified by the company to the Depositary from time to time, which restriction may specify blackout periods during which deposits may not be made, time periods during which deposits may be made, and minimum size and frequency of deposits.

The Depositary and the custodian will refuse to accept common shares for deposit whenever they are notified in writing that such deposit would result in any violation of applicable laws, including ownership restrictions under the laws of the R.O.C.

The issuance of ADSs may be delayed until the Depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The Depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	The common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised.

•	You are duly authorized to deposit common shares.

•

The common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the Deposit Agreement).

•	The common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of the ADSs

As a ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the Depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

Subject to the relevant provisions of the Deposit Agreement, a holder may apply to withdraw the underlying common shares, or request the Depositary, acting pursuant to the Deposit Agreement, to sell or cause to be sold on behalf of such holders of the underlying common shares. Your ability to withdraw the common shares may be limited by U.S. and R.O.C. law considerations applicable at the time of withdrawal.

Subject to the withdrawal of deposited property being permitted under R.O.C. law and regulations, you may also request that our common shares represented by your ADSs be sold on your behalf. The Depositary may require that you deliver your request for sale in writing. Any sale of our common shares will be conducted according to applicable R.O.C. law through a securities company in the R.O.C. on the TWSE or in another manner as is permitted under applicable R.O.C. law. Any sale will be at your risk and expense. You may also be required to enter into a separate agreement to cover the terms of the sale of our common shares.

Upon receipt of any proceeds from any sale, subject to any restrictions imposed by R.O.C. law and regulations, the Depositary shall convert the proceeds into US dollars and distribute the proceeds to you, net of any fees, expenses, taxes or governmental charges (including, without limitation, any R.O.C. and U.S. taxes) incurred in connection with the sale.

Although sales of ADSs by a non-resident individual or a corporation that has no fixed place of business or other permanent establishment or business agent in the territory of the R.O.C. are not currently subject to R.O.C. taxation, sales of common shares by such individual or corporation will be subject to 0.3% securities transaction tax on the transfer amount in the R.O.C.

In order to withdraw or instruct the sale of the common shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn and you will be required to provide to the Depositary the applicable withdrawal certification. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the Deposit Agreement.

If you hold a ADR registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

We currently have reporting obligations under R.O.C. law in respect of the ADS facility. In order to enable us to gather the information necessary for these reporting obligations, you will be asked to complete and sign a certification upon withdrawal of common shares from the ADS facility. In this certification you will be asked to disclose, among other information, the name, nationality and address of the beneficial owner of the ADSs presented for cancellation, the number of common shares owned by the beneficial owner and whether certain affiliations exist between the beneficial owner and us. The Depositary will refuse to release common shares to you until you deliver a completed and signed certification to it.

In addition, the Depositary shall not deliver common shares to a surrendering holder of ADSs unless such holder presents evidence of payment of any securities transaction tax which may be imposed under R.O.C. law unless we shall have advised the Depositary that no such tax is assessable in connection with the withdrawal of common shares hereunder.

Under the laws and regulations of the R.O.C., the common shares deposited under the Deposit Agreement may be withdrawn upon cancellation of the corresponding ADSs pursuant to the Deposit Agreement subject to the following conditions:

•

the appointment of an eligible agent in the R.O.C. to open (1) a securities trading account with an R.O.C. brokerage firm with R.O.C. approval and (2) a bank account to pay R.O.C. taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal;

•	the appointment of a custodian bank to hold the securities in safekeeping, make confirmations, settle trades and report relevant information;

•	registration with the TWSE for making investments in the R.O.C. securities market and receipt of a foreign investor investment identification prior to withdrawing common shares; and

•

the appointment of a tax agent in the R.O.C. for filing tax returns and making tax payments in the R.O.C. Such tax agent must meet certain qualifications set by the R.O.C. Financial Supervisory Commission and, upon appointment, becomes a guarantor of such withdrawing owner’s R.O.C. tax obligations. Evidence of the appointment of such tax agent and the approval of such appointment by the R.O.C. tax authorities may be required as conditions to such withdrawing holder’s repatriation of the proceeds from the sale of the withdrawn common shares. There can be no assurance that such withdrawing holder will be able to appoint and obtain approval for such tax agent in a timely manner.

These conditions may change from time to time. We cannot assure you that current R.O.C. law will remain in effect or that future changes in R.O.C. law will not adversely affect your ability to withdraw our common shares from the ADS facility.

If the common shares are withdrawn from the depositary facility, such holder will be required to provide information to enable the compliance with our obligations set forth under the laws and regulations of the R.O.C., including a certification that:

•	the holder is or is not a “related person,” as such term is defined in the Deposit Agreement, to us;

•	the holder will own a certain number of our common shares after cancellation of the ADSs surrendered thereby;

•	the holder, or the person on whose account he acts, is the beneficial owner of the ADSs surrendered to the Depositary thereby;

•	the name, address and nationality of the beneficial owner of the ADSs, as included upon presentation of ADSs for cancellation, is true and correct;

•	the number of ADSs surrendered and the number of common shares withdrawn, as included upon presentation of ADSs for cancellation, is true and correct; and

•	if the presenter is a broker-dealer, the owner of the account for which he is acting has confirmed the accuracy of the above representations.

You may also be required to certify to other information that we or the Depositary may deem necessary or desirable to comply with any R.O.C. disclosure or reporting requirement. The Depositary will refuse to release common shares to you until you deliver a completed and signed certification to it.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

•	Other instructions specifically contemplated by Instruction (1) of the General Instructions to Form F-6 (as may be amended from time to time).

The Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

Except as described below, you generally have no right under the Deposit Agreement to instruct the Depositary to exercise the voting rights for the common shares represented by your ADSs. Instead, by accepting ADSs or any beneficial interest in ADSs, you will be deemed to have authorized and directed the Depositary to appoint our Chairman or his designee to represent you at our shareholders’ meeting and to vote, without liability, the common shares of we deposited with the custodian according to the terms of the ADSs. The voting rights of holders of common shares are described in the above “Description of Securities Registered Under Section 12 of the Exchange Act — Common Shares — Voting Rights.”

The Depositary will distribute to you notices of shareholders’ meetings received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by the ADSs.

If we fail to timely provide the Depositary with its notice of meeting or other materials related to any meeting of owners of common shares, the Depositary will endeavor to cause all the deposited securities represented by the ADSs to be present at the applicable meeting, insofar as practicable and permitted under applicable law, but will not cause those securities to be voted. According to the R.O.C. Company Law, except under limited circumstances described below, generally a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, be exercised as to all common shares held by the shareholder in the same manner, except in the case of an election of directors (including independent directors), which may be conducted by means of cumulative voting or other mechanisms adopted in our Articles of Incorporation. Pursuant to R.O.C. Company Law and our Articles of Incorporation, the election of directors (including independent directors) is by means of cumulative voting.

If the Depositary timely receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same manner regarding one or more resolutions to be considered at the meeting, including the election of directors, the Depositary will, subject to its receipt of satisfactory opinions of counsel, notify and instruct our Chairman or his designee of the instructions to attend the meeting and vote all the securities represented by the holders’ ADSs in accordance with the direction received from holders at least 51% of the outstanding ADSs.

If we have timely provided the Depositary with the materials described in the applicable Deposit Agreement and the Depositary has not timely received instructions from holders of at least 51% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, including the election of directors, and, provided the Deposit Agreement allows the holder of ADSs to exercise its voting right on an individual basis, and any other matter where R.O.C. law does not require a holder of the our common shares to vote all common shares in the same manner and subject to its receipt of satisfactory opinions of counsel, and the Depositary has secured satisfactory opinion of counsel, then you will be deemed to have authorized and directed the Depositary to give a discretionary proxy to our Chairman or his designee to attend and vote at the meeting the common shares represented by your ADSs in any manner such person may wish (which may not be in the interests of holders) unless the Chairman, or such designated person, shall have informed the Depositary that he does not wish to be so authorized and directed.

Proposal Rights

Holders of one percent or more of the total and issued outstanding common shares will be entitled to submit one written proposal each year for consideration at our annual ordinary meeting of stockholders provided that (i) the proposal is in the Chinese language and does not exceed 300 Chinese characters, (ii) the proposal is submitted to us prior to the expiration of the period for submission of proposals (the “Submission Period”) announced by us, (iii) only one (1) matter for consideration at our annual ordinary meeting of shareholders is allowed in each proposal, and (iv) the proposing shareholder shall attend, in person or by a proxy, such annual ordinary meeting whereat his or her or its proposal is to be discussed and such proposing shareholder, or his or her or its proxy, shall take part in the discussion of such proposal.

As the holder of common shares, the Depositary is entitled, provided the conditions of R.O.C. law are satisfied, to submit only one (1) proposal each year in respect of all of the common shares held on deposit. Holders and beneficial owners of ADSs do not under R.O.C. law have individual rights to submit proposals to us but may be able to submit proposals to us for consideration at the annual ordinary meeting of shareholders if the beneficial owners (i) timely present their ADSs to the Depositary for cancellation pursuant to the terms of the Deposit Agreement and become holders of common shares in the R.O.C. prior to the expiration of the Submission Period and prior to the applicable shareholder proposal record date, and (ii) otherwise satisfy the conditions of R.O.C. law applicable to the submission of proposals to us for consideration at an annual ordinary meeting of our shareholders.

The Depositary will, if so requested by (a) beneficial owner(s) as of the applicable ADS record date that own(s), individually or as a group, at least 51% of the ADSs outstanding as of the applicable ADS record date, submit to us for consideration at the annual ordinary meeting of our shareholders one (1) proposal each year, provided that certain terms and conditions as set forth in the Deposit Agreement are met.

The Depositary will not be obligated to provide to holders and beneficial owners of the ADSs any notices relating to the proposal rights, including, without limitation, notice of submission period, or the receipt of any proposal(s) from submitting holders, or of the holdings of any ADSs by any persons, except that the Depositary shall, upon a ADS holder’s request, inform such holder of the total number of ADSs the issued.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance upon a deposit of shares, upon a change in ADS(s)-to-common shares(s) ratio, or for any other reason), excluding issuances as a result of distributions of common shares	Up to U.S. $5.00 per 100 ADSs issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited common shares, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason)	Up to U.S. $5.00 per 100 ADSs cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. $5.00 per 100 ADSs held

ADS Services	Up to U.S. $5.00 per 100 ADSs held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

•	the fees and expenses incurred by the Depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs and (ii) cancellation of ADSs will be payable by the person to whom the ADSs are so issued (in the case of ADS issuances) and by the person whose ADSs are being cancelled (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into DTC or held via DTC, the ADS issuance and cancellation fees and charges will be payable by the DTC participant(s) receiving the ADSs or whose ADSs are being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the Closing Date. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes. The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary agree from time to time.

Books of Depositary

The Depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the Deposit Agreement.

The Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Amendments and Termination

We may agree with the Depositary to modify the Deposit Agreement at any time without your consent. We will undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the Depositary to terminate the Deposit Agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the Deposit Agreement will be unaffected.

After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Limitations on Obligations and Liabilities

The Deposit Agreement limits our obligations and the Depositary’s obligations to you. Please note the following:

•	we and the Depositary are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith;

•

the Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement;

•

the Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreement, for the timeliness of any of our notices or for our failure to give notice;

•	we and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement;

•

we and the Depositary disclaim any liability if we or the Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of our Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control;

•

we and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in our Articles of Incorporation or in any provisions of or governing the securities on deposit;

•

we and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;

•

we and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of common shares but is not, under the terms of the Deposit Agreement, made available to you;

•	we and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;

•	we and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement;

•	no disclaimer of any Securities Act liability is intended by any provision of the Deposit Agreement.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the Depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the Depositary and to the custodian proof of taxpayer status and residence and such other information as the Depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the Depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Pre-Release Transactions

Subject to the terms and conditions of the Deposit Agreement, the Depositary may issue to broker/dealers ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the Depositary and the applicable broker/dealer. The Deposit Agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the common shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The Depositary may retain the compensation received from the pre-release transactions.

Foreign Currency Conversion

The Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement (net of any fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements).

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical;

•	hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law and Waiver of Jury Trial

The Deposit Agreement and the ADRs shall be interpreted in accordance with the laws of the State of New York. The rights of holders of common shares (including common shares represented by ADSs) are governed by the laws of the R.O.C.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.